DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C 20549
USA

File No: 82.4747

16 April 2002

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

John Hodges
Deputy Company Secretary

Attached: Debenhams Plc – Interim Results 2002

dlw 4/29

DEBENHAMS

ONE WELBECK STREET
LONDON W1G 0AA
TELEPHONE 020 7408 4444
www.debenhams.com

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C 20549
USA

File No: 82.4747

16 April 2002

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose an announcement that was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

John Hodges
Deputy Company Secretary

Attached: Debenhams Plc – Interim Results 2002

T:\Word\Sarah\Stock Exchange\ir2002b.doc

FILE NO. 82.4747

PRESS RELEASE DEBENHAMS

EMBARGOED UNTIL 07.00 TUESDAY 16 APRIL 2002

INTERIM RESULTS

26 WEEKS ENDED 2 MARCH 2002

For further information:

Matthew Roberts Finance Director
020 7408 3229

Joanna Lane-Jones Head of Corporate Communications
020 7408 3459

Martin Leeburn The Maitland Consultancy

DEBENHAMS PLC

INTERIM RESULTS FOR THE 26 WEEKS ENDED 2 MARCH 2002

Half year financial highlights

- Total sales up 8.1% at £937.9 million (2001: £867.4m)
- Like for like sales up 5.1%
- Gross margin up 0.2% percentage points
- Profit before tax up 14.0% at £92.1 million (2001: £80.8m)
- Earnings per share up 17.7% at 17.8p (2001: 15.2p)
- Cash inflow from operating activities of £145.1 million (2001: £152.4m)
- Interim dividend up 8.7% at 5.0p per share (2001: 4.6p)

Current trading and developments

- 4 new stores will open during the next financial year creating approximately 1,000 new jobs
- Second half of the financial year started with underlying sales at a consistent level to the first half

Commenting on the results, Peter Jarvis, Chairman, said:

"These strong results clearly demonstrate the momentum in our sales growth and our continuing ability to generate cash. They were delivered against tough annual comparisons and in a more competitive environment.

The first six weeks of the current half to Saturday 13 April 2002 are not comparable with the previous year because of the timing of Easter and the Mid Season Sale. After adjusting for these distortions we estimate that our like for like sales growth is in excess of 5% with a small increase in the gross margin during this period. On the same adjusted basis, we estimate that we have achieved like for like sales growth in excess of 15% over the last 2 years."

For further information:

Matthew Roberts	Finance Director 020 7408 3229
Joanna Lane-Jones	Head of Corporate Communications 020 7408 3459
Martin Leeburn	The Maitland Consultancy 020 7379 5151

DEBENHAMS PLC

INTERIM RESULTS FOR THE 26 WEEKS ENDED 2 MARCH 2002

RESULTS

Total sales for the 26 weeks to 2 March 2002 rose by 8.1% to £937.9 million with like for like sales up 5.1%. The gross margin was up 0.2 percentage points. Profit before tax rose by 14.0% to £92.1 million. The earnings per share for the first half of the financial year were up 17.7% at 17.8p.

The reported like for like sales for the first half has been distorted by the impact of last year's 53rd week. The growth in like for like sales, using calendar weeks as opposed to financial weeks, would be 5.9%.

As at 2 March 2002, terminal stock levels were much lower compared with the previous year. The Group is anticipating a tax charge of 29% for this financial year and the following year.

CASH FLOW AND CAPITAL INVESTMENT

Cash generated from operating activities during the first half of the financial year was £145.1 million. Free cash inflow before dividends was £58.5 million.

Total capital investment in the first half was £58.8 million and is expected to be in the region of £120 million for the current financial year and approximately £150 million for each of the following 2 years. The majority of the investment will be attributable to new stores and modernising our existing store portfolio.

NET DEBT

As at 2 March 2002, the Group had net debt of £92.1 million in comparison to £99.9 million the previous year. Gearing was 12.9%.

FRS17

The introduction of FRS17 will fully impact our next financial year ended August 2003. This current year our SSAP24 charge will be £2.2 million. Under the new standard it is estimated that the charge to profits would be £7.8 million this year. This is subject to an actuarial valuation that is being completed this Summer.

DIVIDEND PER SHARE

The Board has declared an interim dividend of 5.0 pence per share, which will be paid on 5 July 2002 to shareholders on the Register of Members at the close of business on 31 May 2002.

CURRENT TRADING

The first six weeks of the current half to Saturday 13 April 2002 are not comparable with the previous year because of the timing of Easter and the Mid Season Sale. After adjusting for these distortions we estimate that our like for like sales growth is in excess of 5% with a small increase in the gross margin during this period. On the same adjusted basis, we estimate that we have achieved like for like sales growth in excess of 15% over the last 2 years.

CHIEF EXECUTIVE'S REVIEW:

Our strategy is to maximise shareholder value by being a customer focused premium department store offering an exceptional value proposition with a unique shopping experience. This strategy is supported by four values, which have been rolled out to the business and shape the way we work:

- We are passionate about our customers
- We have a one team approach
- We believe in trust and accountability
- We encourage innovation

Over the last four years we have strengthened our brand and position on the high street. We have successfully increased our sales by nearly 25% and grown the gross margin by 1.4 percentage points. According to Verdict, we have 13.4% of the department store sector. Over the last year we have increased our share of the total clothing market.

DYNAMIC MERCHANDISE OFFER

The Debenhams merchandise offer is unique. It is made up of a wide variety of product categories that are each supported by exclusive and international brands. It is critical that we constantly develop our merchandise to ensure that it meets our customers changing needs and gives ever improving value for money.

New product categories:

Over the last year we have introduced many new product categories ranging from stationery to fresh flowers. We thoroughly research new markets and evaluate the competing brands before entering them. We will continue to broaden our offer by introducing new product categories and widening choice. For example, we are launching a lighting offer within our home department and enhancing our gift food range.

New and expanding brands:

Independent research recently carried out by Millward Brown highlighted the importance of brands in giving assurance of quality, consistency and building customer loyalty. Debenhams continues to be ranked the leading retailer for providing overall choice on the high street. Nearly 50% of our sales are attributable to our own brands, such as Maine New England and Casual Club. This is one of the highest levels of own brand penetration among European retailers and gives us a margin advantage.

Our brand portfolio evolves to ensure we continue to differentiate ourselves from the competition. We are launching a skin care range called Capsule whilst we continue to exploit the growth in contemporary casual wear by introducing 24:7, an exclusive range for Debenhams by Jeff Banks.

Our own brands are complemented by our international and designer brands. We are the UK market leader in many international brands such as Ben Sherman, Clarins and Kangol. We are extending some of these successful brands. For example, in womenswear we are increasing the number of stores that feature Jane Norman, Faith shoes, Warehouse and Principles.

"Designers at Debenhams" continues to show excellent levels of sales growth. It is forecast to exceed our original sales prediction of £100 million for this year. We are extending some of our designer brands into new product categories, for example a menswear range by Jasper Conran in the Spring.

EFFICIENT SUPPLY CHAIN

We have a robust and sophisticated supply chain. All our suppliers are required to comply with our Supplier Code of Conduct and Debenhams is a member of the Ethical Trading Initiative. We have established a steering group, led by senior management, to focus on new supply chain efficiencies.

We source on a global basis and currently work with over 600 suppliers from 45 countries. Our objective is to use the most profitable route to market to determine the country of origin. Our sourcing lead times are getting shorter and becoming more flexible and they vary from 9 months to 6 weeks depending on the merchandise.

There are significant opportunities to continue to reduce the average unit costs. We target our suppliers with margin improvements which have to be delivered without compromising the overall quality or ethical trading standards. Over the last 5 years we have reduced the basic cost of clothing by approximately 10%. Further savings will be made in this area through supply chain efficiencies, changing the sourcing locations, economies of scale and through improved negotiations. We are also making savings by transport efficiencies and reducing the amount of packaging.

We are implementing initiatives to improve stock management. Managing our stock levels through more collaborative planning will reduce uncertainty and allow us to improve stock turn by over 1.5 weeks over the next 3 years. We are in the process of implementing a new warehousing management system to enhance planning and visibility of the supply chain. This together with increased accuracy will improve overall stock availability.

STORES

UK stores:

We currently operate 97 stores in the UK and Republic of Ireland on a total trading space of 7.4 million sq. ft. We have a significant sales opportunity to increase footfall through our stores and drive cross divisional sales. This will be achieved through clearer in-store layouts and targeted marketing. We are also ranging our stores to reflect local market needs to differentiate our offer from the competition.

Since the beginning of the financial year, we have opened a new store at Leith near Edinburgh. The contribution from this store and our store in Uxbridge added 2% to total sales during the first half. We have a further 11 stores to open over the next 4 years, 2 of which are re-sites, which will take us to 106 stores. We are pleased to announce that our stores in Inverness and Doncaster will open six months earlier than previously advised. We will now be opening 4 new stores during the next financial year and expect them to contribute approximately 2% to total sales next year.

We are delighted with the performance of our new stores. Their success gives us confidence that we could trade in at least 150 UK markets. Each store costs approximately £10 million to build. They take at least 5 years from opening to reach maturity which is the time it takes to build the local store card data base. We have strict criteria that have to be met before we sign up a new store. We look for markets

with an immediate catchment area of over 75,000 people. Factors such as local competition, infrastructure and potential cannibalisation of our existing stores are all assessed. Once a specific site has been agreed, it can take up to four years before it opens. We have excellent growth potential in the UK and expect to make further new store announcements in the near future.

Location	Opening period	Approximate trading space – sq. ft
Basingstoke	Autumn 2002	80,000
Redditch	Autumn 2002	60,000
East Kilbride	Spring 2003	85,000
Inverness	Spring 2003	70,000
Birmingham Bull Ring	Autumn 2003	130,000
Gateshead MetroCentre	Spring 2004	140,000
Londonderry	Spring 2004	60,000
Wigan*	Autumn 2004	70,000
Doncaster	Spring 2005	90,000
York*	Autumn 2005	75,000
Bradford	Spring 2006	80,000

* denotes resite

UK modernisations:

We operate a rolling modernisation programme and aim to update our stores every 8 years. Our modernisations cost over £2 million per store and they mature over approximately 3 years. This financial year we will complete 12 modernisations. Once these have been completed around 70% of our store portfolio will have been modernised. Next year we plan to modernise 11 stores.

International franchise stores:

We are pleased to announce a new franchise agreement for the Czech Republic. We are investigating a number of sites in central Prague and expect to make further announcements in the near future.

We currently have 8 international stores operated through established franchise partners. Our international stores give our brand global exposure. We are delighted with our international stores and recently won the Retail Week "Overseas Initiative of the Year 2002" award. The opening date for the store in Jeddah has been brought forward to Autumn 2002. Our international franchise business is a key component of our long term growth strategy.

Location	Opening date
Sweden – Stockholm	Autumn 2002
Saudi Arabia – Jeddah	Autumn 2002
Malaysia – Kuala Lumpur	Autumn 2003
Denmark – Copenhagen	Autumn 2004

BRAND ENHANCEMENT

e-commerce and home shopping:

We are pleased to announce that we are combining our e-commerce and home shopping businesses. For the last 2 years, we have operated the home shopping business through a joint venture agreement with Freemans. Taking full ownership of this business and running it in conjunction with our established e-commerce business will allow us to benefit from significant operational synergies.

These businesses are still relatively small but we are delighted with the progress they are making and believe they have major growth potential. We expect the combined business to generate nearly £50 million of sales next year. Although these businesses are forecast to be loss making for the next 2 years they drive sales back into our stores and after taking this into consideration they are close to break even. Our direct businesses form a key part of our brand building strategy.

Communication programme:

We continue to attract new customers through a proactive communications programme. We have over 12 million customers and many further potential customers with similar characteristics to our existing customers. We communicate with them on a national and local level through a number of different media.

We have over 2.4 million store card holders who account for approximately 35% of our total sales. We target them through mailings to promote specific promotions and events.

We launched our first major premium adverting campaign over 3 years ago. We are forecasting to spend £12 million on advertising this financial year and £14 million next year.

FINANCIALS

The gross margin was up 0.2 percentage points on the previous year. This was an improvement on the position reported in January 2002 and was largely because less mark down was taken in the Sale than originally planned. Over the last four years we have successfully increased the gross margin by 1.4 percentage points and our strategy is to continue to improve it through the following mechanisms:

Firstly, we will benefit from further increases in own bought merchandise. This level has risen from 72% to 77% over the last 5 years and still has significant potential to rise further. Secondly, mark ups will rise from ongoing supply chain initiatives. Thirdly, we will benefit from improved stock management and less promotional activity in the business. We are looking to reduce the duration of our main Sale periods.

When we demerged over 4 years ago, we embarked on a major capital investment programme. We are delighted with the returns from these investments and the contribution from our new and modernised stores. These investments are exceeding our 12% post tax hurdle rate, which is well above our true cost of capital. We will continue to invest for future growth and over the next 4 years we are planning to invest in excess of £500 million.

Our total costs rose by 7.7% during the first half of the financial year. This increase consists of 2.2% for new business areas and 5.5% for the existing business. The 2 main cost drivers for the existing business, designed to drive sales, were our investment in customer service and an increase in our depreciation costs reflecting the ongoing capital investment programme. Over the last couple of years we have successfully increased the proportion of variable costs and well over half our cost base is now variable. We allocate costs to the areas of most need to ensure that our like for like cost increases are kept to a minimum. Continued implementation of this policy will ensure that our cost to sales ratio remains modest.

CALENDAR

We will make a full trading update on 23 July 2002 and our Preliminary Results announcement is scheduled for 22 October 2002.

Belinda Earl
Chief Executive

Debenhams plc

Consolidated Profit and Loss account

for the 26 weeks ended 2 March 2002

	Note	**Unaudited 26 weeks to 2 March 2002 £m**	Unaudited 26 weeks to 24 February 2001 £m	Audited 53 weeks to 1 September 2001 £m
Turnover	2			
Group and share of joint venture		**937.9**	867.4	1,612.9
Less: share of joint venture's turnover		**(3.3)**	(1.2)	(6.0)
Group turnover		**934.6**	866.2	1,606.9
Trading profit				
Group trading profit		**97.6**	86.6	156.8
Share of trading loss in joint venture		**(2.3)**	(1.4)	(2.5)
Total trading profit		**95.3**	85.2	154.3
Net interest payable and similar charges	3	**(3.2)**	(4.4)	(8.2)
Profit on ordinary activities before taxation		**92.1**	80.8	146.1
Taxation	4	**(26.7)**	(25.1)	(43.8)
Profit for the financial period		**65.4**	55.7	102.3
Dividends	5	**(18.4)**	(16.9)	(43.0)
Retained profit		**47.0**	38.8	59.3
Earnings per share	6			
- Basic		**17.8p**	15.2p	27.9p
- Diluted		**17.5p**	14.9p	27.4p
Dividend per ordinary share	5	**5.0p**	4.6p	11.7p

All items in the profit and loss account relate to continuing activities.

There is no significant difference between the results shown in the profit and loss account and the results as stated on an unmodified historical cost basis.

There are no recognised gains and losses other than those included in the profit and loss account for each period.

Consolidated Balance Sheet

at 2 March 2002

	Note	Unaudited 2 March 2002 £m	Unaudited 24 February 2001 £m	Audited 1 September 2001 £m
Fixed assets				
Intangible assets		**0.3**	-	**0.2**
Tangible assets		**881.5**	846.8	**865.4**
Investments:				
Investments in joint ventures				
Share of gross assets		**5.9**	3.6	**4.8**
Share of gross liabilities		**(13.1)**	(7.1)	**(9.6)**
		(7.2)	(3.5)	**(4.8)**
Loan to joint venture		**10.9**	4.6	**5.1**
		3.7	1.1	**0.3**
Investment in own shares	6	**11.7**	4.2	**9.6**
Total investments		**15.4**	5.3	**9.9**
		897.2	852.1	**875.5**
Current assets				
Stocks		**216.4**	209.2	**211.1**
Debtors		**46.3**	40.5	**45.8**
Cash at bank and in hand		**13.4**	15.7	**12.9**
		276.1	265.4	**269.8**
Creditors: amounts falling due within one year				
Funding debt		**(46.3)**	(53.3)	**(78.3)**
Other creditors		**(293.2)**	(311.9)	**(286.7)**
		(339.5)	(365.2)	**(365.0)**
Net current liabilities		**(63.4)**	(99.8)	**(95.2)**
Total assets less current liabilities		**833.8**	752.3	**780.3**
Creditors: amounts falling due after more than one year				
Funding debt		**(59.2)**	(62.3)	**(59.2)**
Provisions for liabilities and charges		**(58.5)**	(44.0)	**(52.5)**
Net assets		**716.1**	646.0	**668.6**
Capital and reserves				
Called up share capital		**37.1**	37.0	**37.1**
Share premium account		**3.1**	0.1	**2.4**
Capital redemption reserve		**0.8**	0.8	**0.8**
Other reserves		**43.2**	43.2	**43.2**
Profit and loss account		**631.9**	564.9	**585.1**
Shareholders' funds - Equity interests	7	**716.1**	646.0	**668.6**
Gearing		**12.9%**	15.5%	**18.6%**

Debenhams plc

Consolidated Cash Flow statement

for the 26 weeks ended 2 March 2002

	Note	**Unaudited 26 weeks to 2 March 2002 £m**	Unaudited 26 weeks to 24 February 2001 £m	Audited 53 weeks to 1 September 2001 £m
Net cash inflow from operating activities	8	**145.1**	152.4	226.1
Returns on investment and servicing of finance		**(1.9)**	(2.7)	(7.7)
Taxation paid		**(26.5)**	(11.9)	(35.3)
Capital expenditure		**(58.8)**	(69.7)	(124.6)
Equity dividends paid		**(26.0)**	(23.9)	(40.8)
Cash inflow before financing		**31.9**	44.2	17.7
Net cash inflow from financing-Issue of ordinary share capital		**0.6**	-	2.1
Increase in cash		**32.5**	44.2	19.8
Reconciliation of net debt:				
Opening net debt		**(124.6)**	(143.7)	(143.7)
Increase in cash		**32.5**	44.2	19.8
Other non-cash movements		**-**	(0.4)	(0.7)
Closing net debt		**(92.1)**	(99.9)	(124.6)

Notes to the Interim Results

for the 26 weeks ended 2 March 2002

1 Basis of preparation

The interim results have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the year ended 1 September 2001, as amended by:

- Financial Reporting Standard 17 "Retirement Benefits" additional disclosure requirements, which are required to be implemented in 2002, in line with the transitional arrangements. This does not result in any adjustment to the financial statements. The additional, transitional disclosure requirements of FRS17 will be included in the 2002 annual report and accounts.

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Net interest payable and similar charges

	26 weeks to 2 March 2002 £m	26 weeks to 24 February 2001 £m	53 weeks to 1 September 2001 £m
Payable on bank loans and overdrafts repayable within five years	**(1.7)**	(2.5)	(4.4)
Payable on debenture loans repayable within five years	**(0.1)**	(0.1)	(0.3)
Rentals payable on property lease obligations	**(1.5)**	(2.0)	(3.9)
	(3.3)	(4.6)	(8.6)
Interest receivable	**0.1**	0.2	0.4
Net interest payable and similar charges	**(3.2)**	(4.4)	(8.2)

4 Taxation

The tax charge reflects the full year's estimated effective rate of 29.0% compared to estimated effective rate of 31.0% at 24 February 2001, and 30.0% effective rate at the year end.

5 Dividends

	26 weeks to 2 March 2002 £m	26 weeks to 24 February 2001 £m	53 weeks to 1 September 2001 £m
Interim ordinary dividend declared – 5.0p (2001: paid 4.6p)	**18.4**	16.9	16.9
Final ordinary dividend paid (2001: 7.1p)	-	-	26.1
	18.4	16.9	43.0

The interim dividend will be paid on 5 July 2002 to shareholders on the Register at the close of business on 31 May 2002. The shares will be quoted ex dividend on 29 May 2002.

All shareholders resident in the UK and Channel Islands have the opportunity to acquire additional Debenhams' shares in a cost-effective way by reinvesting their cash dividend in the Dividend Reinvestment Plan. Shareholders who have already applied to join the scheme need take no further action. Shareholders wishing to take advantage of the scheme should send their instructions in writing to the Company's registrars; Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Applications to join the Dividend Reinvestment Plan must be received by 5 p.m. on 14 June 2002, if they are to apply for this interim dividend.

Notes to the Interim Results

for the 26 weeks ended 2 March 2002

6 Earnings per share

Basic and diluted earnings per share have been calculated based on:

	26 weeks to 2 March 2002		26 weeks to 24 February 2001		53 weeks to 1 September 2001	
	Earnings £m	Weighted average number of shares m	Earnings £m	Weighted average number of shares m	Earnings £m	Weighted average number of shares m
Basic earnings / Number of shares	65.4	366.6	55.7	367.8	102.3	367.0
Dilutive potential ordinary shares	-	6.4	-	5.2	-	5.8
Diluted earnings / Number of shares	65.4	373.0	55.7	373.0	102.3	372.8
		pence		pence		pence
Basic earnings per ordinary share		17.8		15.2		27.9
Diluted earnings per ordinary share		17.5		14.9		27.4

The calculation of earnings per share is based on the profit for the financial period. The weighted average number of shares used in the basic earnings per share calculation excludes own shares held by ESOP trusts for subsequent transfer to employees under various incentive schemes. The dilutive potential ordinary shares arise from employee share and incentive plans.

7 Reconciliation of movements in shareholders' funds

	26 weeks to 2 March 2002 £m	26 weeks to 24 February 2001 £m	53 weeks to 1 September 2001 £m
Profit for the financial period	65.4	55.7	102.3
Dividends	(18.4)	(16.9)	(43.0)
Retained profit	47.0	38.8	59.3
Issue of ordinary share capital	0.5	-	2.1
Net addition to shareholders' funds	47.5	38.8	61.4
Opening shareholders' funds	668.6	607.2	607.2
Closing shareholders' funds	716.1	646.0	668.6

Notes to the Interim Results *(continued)*

for the 26 weeks ended 2 March 2002

8 Reconciliation of trading profit to net cash flow from operations

	26 weeks to 2 March 2002 £m	26 weeks to 24 February 2001 £m	53 weeks to 1 September 2001 £m
Trading profit	**95.3**	85.2	154.3
Depreciation charges	**37.1**	30.5	65.1
Asset write-offs	**0.4**	-	0.8
Loss/(Profit) on sale of fixed assets	**-**	0.1	(1.1)
Share of trading loss in joint venture	**2.3**	1.4	2.7
Amortisation of investment in own shares	**0.7**	-	1.5
Increase in stocks	**(5.3)**	(13.9)	(15.8)
Increase in debtors	**(1.9)**	-	(9.5)
Increase in creditors and provisions	**16.5**	49.1	28.1
Net cash inflow from operating activities	**145.1**	152.4	226.1

As specified at our Preliminary Results in October 2001 and in accordance with the Stock Exchange Listing Rules we are publishing our interim report in the Financial Times and Daily Mail on Wednesday 17 April 2002. The following information will be published:

Debenhams plc Interim Report 2002

Peter Jarvis, Chairman

"These strong results clearly demonstrate the momentum in our sales growth and our continuing ability to generate cash. They were delivered against tough annual comparisons and in a more competitive environment.

The first six weeks of the current half to Saturday 13 April 2002 are not comparable with the previous year because of the timing of Easter and the Mid Season Sale. After adjusting for these distortions we estimate that our like for like sales growth is in excess of 5% with a small increase in the gross margin during this period. On the same adjusted basis, we estimate that we have achieved like for like sales growth in excess of 15% over the last 2 years."

Half year highlights

- Total sales up 8.1% at £937.9 million (2001: £867.4m)
- Like for like sales up 5.1%
- Gross margin up 0.2% percentage points
- Profit before tax up 14.0% at £92.1 million (2001: £80.8m)
- Earnings per share up 17.7% at 17.8p (2001: 15.2p)
- Cash inflow from operating activities of £145.1 million (2001: £152.4m)
- Interim dividend up 8.7% at 5.0p per share (2001: 4.6p)

Current trading and developments

- 4 new stores will open during the next financial year creating approximately 1,000 new jobs
- Second half of the financial year started with underlying sales at a consistent level to the first half

Independent review report to Debenhams plc

Introduction
We have been instructed by the company to review the financial information which comprises the summarised profit and loss account, summarised balance sheet information as at 2 March 2002, summarised cash flow statement and comparative figures. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 2 March 2002.

IN ACCORDANCE WITH STOCK EXCHANGE LISTING RULES:

SUMMARY CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

	For the 26 weeks ended 2 March 2002 £m	For the 26 weeks ended 24 February 2001 £m
Net turnover	937.9	867.4
Trading profit	95.3	85.2
Net interest payable and similar charges	(3.2)	(4.4)
Profit on ordinary activities before taxation	92.1	80.8
Taxation	(26.7)	(25.1)
Profit for the financial period	65.4	55.7
Interim dividend 5.0p (2001:4.6p)	(18.4)	(16.9)
Retained profit	47.0	38.8
Earnings per ordinary share		
Basic	17.8p	15.2p
Diluted	17.5p	14.9p

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 2 March 2002 £m	As at 24 February 2001 £m
Fixed assets	897.2	852.1
Current assets		
Stocks	216.4	209.2
Debtors	46.3	40.5
Cash at bank and in hand	13.4	15.7
	276.1	265.4
Creditors: amounts falling due within one year	(339.5)	(365.2)
Net current liabilities	(63.4)	(99.8)
Total assets less current liabilities	833.8	752.3
Creditors: amounts falling due after more than one year	(59.2)	(62.3)
Provisions for liabilities and charges	(58.5)	(44.0)
Net assets	716.1	646.0
Shareholder's funds - Equity interests	716.1	646.0
Gearing	12.9%	15.5%

SUMMARY CONSOLIDATED CASHFLOW STATEMENT (UNAUDITED)

	For the 26 weeks ended 2 March 2002 £m	For the 26 weeks ended 24 February 2001 £m
Net cash inflow from operating activities	145.1	152.4
Returns on investment and servicing of finance	(1.9)	(2.7)
Taxation paid	(26.5)	(11.9)
Capital expenditure	(58.8)	(69.7)
Equity dividends paid	(26.0)	(23.9)
Cash inflow before financing	31.9	44.2
Net cash inflow from financing	0.6	-
Increase in cash	32.5	44.2

The financial information in this statement does not constitute full statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Debenhams plc for the year ended 1 September 2001, which received an unqualified audit report, have been filed with the Registrar of Companies.

Copies are available from the Company's website www.debenhams.com and at the Company's